

Jardines

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st July 2003



Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 31st July 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

communicate RNS

Close

Full Text Announcement

Back Next
Other Announcements from this Company
Send to a Friend



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	07:01 31 Jul 2003
Number	1704O

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
Disclosure of Interest - Substantial Shareholder

JMH was notified today that, following an internal reorganization of interests within Jardine Strategic Holdings Limited ("JSH") on 30th July 2003, Jardine Securities (BVI) Limited had also become interested in the 100,460,881 ordinary shares (16.02%) of JMH in which JSH and its subsidiary, Jardine Securities Limited, have previously notified an interest.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st July 2003

www.jardines.com

END

Company website

Close

Back Next

